iPic Entertainment Inc.

Mizner Park, 433 Plaza Real, Ste. 335

Boca Raton, FL 33432

January 12, 2018

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Ms. Anne Nguyen Parker

Mr. Nolan McWilliams

Re:	iPic Entertainment Inc. Offering Statement on Form 1-A/A Filed January 10, 2018 File No. 024-10773

Ladies and Gentlemen:

On behalf of iPic Entertainment Inc. (the “Company”), I hereby request qualification of the above-referenced Offering Statement at 4:30 p.m. Eastern Time on Friday, January 12, 2018, or as soon thereafter as is practicable.

Once the Offering Statement is qualified, please orally confirm the event with our counsel, Fried, Frank, Harris, Shriver & Jacobson LLP, by calling Andrew B. Barkan at (212) 859-8468.

Sincerely,

iPic Entertainment Inc.

By: /s/Hamid Hashemi

 Hamid Hashemi

 Chief Executive Officer